UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

•	references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255 million issued on November 17, 2014, as further described in “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—2019 Notes in our Annual Report dated February 23, 2015;”

•	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

•	references to “Abengoa ROFO Assets” refer to all of the future contracted assets in renewable energy, conventional power, electric transmission and water of Abengoa in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for acquisition in 2015, 2016 and beyond, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa;

•	references to “ACBH” refer to Abengoa Concessoes Brasil Holding, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines;

•	references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in our Annual Report dated February 23, 2015;

•	references to “Annual Report” refer to the annual report on Form 20-F for the year ended December 31, 2014 and filed with the U.S. Securities and Exchange Commission on February 23, 2015;

•	references to “Asset Transfer” refer to the transfer of assets contributed by Abengoa prior to the consummation of our initial public offering through a series of transactions.

•	references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and transaction costs;

•	references to “Call Option Agreement” refer to the call option agreement we entered into with Abengoa on December 9, 2014 pursuant to which we have the option, exercisable by us or through any of our subsidiaries during a 10-month period starting on January 22, 2015, to purchase from Abengoa up to $100 million in equity or subordinated debt of additional operational contracted assets at a yield of 12%, as further described in “Item 7.B—Related Party Transactions—Call Option Agreement;”

•	references to “COD” refer to commercial operation date of the applicable facility;

•	references to “Credit Facility” refer to the credit facility of up to $125 million dated December 3, 2014 entered into by us, as the borrower, and our subsidiaries Abengoa Concessions Infrastructures, S.L.U., or ACIN, Abengoa Concessions Peru, S.A., or ACP, ACT Holding, S.A. de C.V., or ACTH, Abengoa Solar Holdings USA Inc, or ASHUSA, and Abengoa Solar US Holdings Inc., or ASUSHI, as guarantors, with HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent and Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners, as further described in “Item 5.B—Liquidity and Capital Resources—Financing Arrangements—Credit Facility” in our Annual Report dated February 23, 2015.

•	references to “CSP” refer to Concentrating Solar Power;

•	references to “DOE” refer to the U.S. Department of Energy;

•	references to “EMEA” refer to Europe, Middle East and Africa;

•	references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

•	references to the “First Dropdown Assets” refer to (i) a solar power plant in Spain, Solacor 1/2, with a capacity of 100 MW; (ii) a solar power plant in Spain, PS10/20, with a capacity of 31 MW; and (iii) one on-shore wind farm in Uruguay, Cadonal, with a capacity of 50 MW, each as further described in “Item 4.B—Business Overview—First Dropdown Assets” in our Annual Report dated February 23, 2015.

•	references to “Further Adjusted EBITDA” have the meaning set forth in Note 4 to the consolidated condensed interim financial statements included in this quarterly report.

•	references to “gross capacity” or “gross MW” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting by our percentage of ownership interest in such facility as of the date of this quarterly report;

•	references to “GW” refer to gigawatts;

•	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	references to “Interim Consolidated Financial Statements” refer to the unaudited Interim Consolidated Condensed Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31,2015 and 2014, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in this quarterly report;

•	references to “ITC” refer to investment tax credits;

•	references to “MW” refer to megawatts;

•	references to “MWh” refer to megawatt hours;

•	references to “operation” refer to the status of projects that have reached COD (as defined above);

•	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various offtakers;

•	references to “ROFO Agreement” refer to our agreement with Abengoa that provides us a right of first offer to purchase any of the Abengoa ROFO Assets offered for sale by Abengoa;

•	references to the “Second Dropdown Assets” refer to (i) a 25.5% and a 34.2% stake, respectively, in the legal entities holding two water desalination plants in Algeria, Honaine and Skikda, with an aggregate capacity of 10.5 M ft3 per day; (ii) a 40% stake in an 81-mile transmission line in Peru, ATN2; (iii) usufruct rights over a 29.6% stake in the legal entity holding a solar power asset in Spain, Helioenergy 1/2, with a capacity of 100 MW; and (iv) a 20% stake in the legal entity holding a solar power asset in the United Arab Emirates, Shams, with a capacity of 100 MW, each as further described in “Item 4.B—Business Overview—Our Operations—Water” and “Item 4.B—Business Overview—Second Dropdown Assets” in our Annual Report dated February 23, 2015.

•	references to “Support Services Agreement” refer to our agreement with Abengoa pursuant to which Abengoa provides certain administrative and support services to us and some of our subsidiaries.

•	references to “U.K.” refer to the United Kingdom;

•	references to “U.S.” or “United States” refer to the United States of America; and

•	references to “we,” “us,” “our” and the “Company” refer to Abengoa Yield plc and its subsidiaries, unless the context otherwise requires.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

Consolidated condensed statements of financial position as of March 31, 2015 and December 31, 2014

Amounts in thousands of U.S. dollars

	Note (1)	As of March 31, 2015	As of December 31, 2014
Assets
Non-current assets
Contracted concessional assets	6	6,617,919	6,725,178
Investments carried under the equity method	7	106,292	5,711
Financial investments	8&9	397,445	373,561
Deferred tax assets		119,166	124,210

Total non-current assets		7,240,822	7,228,660

Current assets
Inventories		12,641	22,068
Clients and other receivables	8&12	135,465	129,696
Financial investments	8	625,445	229,417
Cash and cash equivalents		267,442	354,154

Total current assets		1,040,993	735,335

Total assets		8,281,815	7,963,995

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of financial position as of March 31, 2015 and December 31, 2014

Amounts in thousands of U.S. dollars

	Note (1)	As of March 31, 2015	As of December 31, 2014
Equity and liabilities
Equity attributable to the Company
Share capital	13	8,000	8,000
Parent company reserves		1,769,399	1,790,135
Other reserves		(40,452)	(15,539)
Accumulated currency translation differences		(71,003)	(28,963)
Retained earnings		17,822	(2,031)
Non-controlling interest		154,426	88,029

Total equity		1,838,192	1,839,631

Non-current liabilities
Long-term corporate debt	14	376,054	376,160
Long-term project debt	15	3,437,184	3,491,877
Grants and other liabilities	16	1,709,313	1,367,601
Related parties	11	73,497	77,961
Derivative liabilities	9	178,674	168,931
Deferred tax liabilities		43,780	60,818

Total non-current liabilities		5,818,502	5,543,348

Current liabilities
Short-term corporate debt	14	6,637	2,255
Short-term project debt	15	359,500	331,189
Trade payables and other current liabilities	17	243,001	231,132
Income and other tax payables		15,983	16,440

Total current liabilities		625,121	581,016

Total equity and liabilities		8,281,815	7,963,995

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed income statements for the three-month periods ended March 31, 2015 and 2014

Amounts in thousands of U.S. dollars

		For the three-month period ended March 31,
	Note (1)	2015	2014
Revenue	4	118,304	63,822
Other operating income		18,072	20,308
Raw materials and consumables used		(12,923)	(4,499)
Employee benefit expenses		(571)	(1,707)
Depreciation, amortization, and impairment charges	4	(52,254)	(27,238)
Other operating expenses		(27,773)	(26,785)

Operating profit/(loss)		42,855	23,901

Financial income	19	639	156
Financial expense	19	(63,192)	(54,329)
Net exchange differences		(1,154)	615
Other financial income/(expense), net	19	2,994	(407)

Financial expense, net		(60,713)	(53,965)

Share of profit/(loss) of associates carried under the equity method		1,284	(311)

Profit/(loss) before income tax		(16,574)	(30,375)

Income tax		3,876	1,814

Profit/(loss) for the period		(12,698)	(28,561)

Loss/(profit) attributable to non-controlling interests		(1,856)	1,655

Profit/(loss) for the period attributable to the Company		(14,554)	(26,906)

Weighted average number of ordinary shares outstanding (thousands)	20	80,000

Basis earnings per share	20	(0.18)

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

The consolidated condensed income statements include the following income (expense) items arising from transactions with related parties:

	For the three-month period ended March 31,
	2015	2014
Sales	3,487	594
Construction costs	—	(9,114)
Services rendered	6	502
Services received	(18,983)	(5,423)
Financial income	350	125
Financial expenses	(450)	(6,690)

Consolidated condensed statements of comprehensive income for the three-month period ended March 31, 2015 and 2014

Amounts in thousands of U.S. dollars

		For the three month-period ended March 31,
	Note (1)	2015	2014
Profit/(loss) for the period		(12,698)	(28,561)
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges and available for sale financial assets		(39,446)	(35,417)
Currency translation differences		(52,374)	(195)
Tax effect		8,156	10,464

Net income/(expenses) recognized directly in equity		(83,664)	(25,148)

Cash flow hedges		6,336	7,033
Tax effect		(1,774)	(2,110)

Transfers to income statement		4,562	4,923

Other comprehensive income/(loss)		(79,102)	(20,225)

Total comprehensive income/(loss) for the period		(91,800)	(48,786)

Total comprehensive income/(loss) attributable to non-controlling interest		10,293	2,894

Total comprehensive income/(loss) attributable to the Company		(81,507)	(45,892)

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of changes in equity for the three-month period ended March 31, 2015 and 2014

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2014	—	—	(36,600)	1,245,510	9,009	1,217,919	69,279	1,287,198

Profit/(loss) for the three-month period after taxes	—	—	—	(26,906)	—	(26,906)	(1,655)	(28,561)
Change in fair value of cash flow hedges	—	—	(26,710)	—	—	(26,710)	(1,675)	(28,385)
Currency translation differences	—	—	—	—	(128)	(128)	(67)	(195)
Tax effect	—	—	7,852	—	—	7,852	503	8,355

Other comprehensive income	—	—	(18,858)	—	(128)	(18,986)	(1,239)	(20,225)

Total comprehensive income	—	—	(18,858)	(26,906)	(128)	(45,892)	(2,894)	(48,786)

Scope variations, acquisitions and other movements	—	—	—	247,777	—	247,777	(204)	247,573

Balance as of March 31, 2014 (a)	—	—	(55,458)	1,466,381	8,881	1,419,804	66,181	1,485,985

Balance as of January 1, 2015	8,000	1,790,135	(15,539)	(2,031)	(28,963)	1,751,602	88,029	1,839,631
	—	—	—	—	—	—	—	—
Profit/(loss) for the three-month period after taxes	—	—	—	(14,554)	—	(14,554)	1,856	(12,698)
Change in fair value of cash flow hedges and available for sale financial assets	—	—	(30,589)	—	—	(30,589)	(2,521)	(33,110)
Currency translation differences	—	—	—	—	(42,040)	(42,040)	(10,334)	(52,374)
Tax effect	—	—	5,676	—	—	5,676	706	6,382

Other comprehensive income	—	—	(24,913)	—	(42,040)	(66,953)	(12,149)	(79,102)

Total comprehensive income	—	—	(24,913)	(14,554)	(42,040)	(81,507)	(10,293)	(91,800)

Second asset acquisition under the ROFO Agreement (b)	—	—	—	34,407	—	34,407	76,690	111,097

Dividend distribution	—	(20,736)	—	—	—	(20,736)	—	(20,736)

Balance as of March 31, 2015	8,000	1,769,399	(40,452)	17,822	(71,003)	1,683,766	154,426	1,838,192

(a)	The combined statement of changes in equity for the three-month period ended March 31, 2014 represents the changes in the combined equity of the assets that were transferred to Abengoa Yield plc in the Asset Transfer.
(b)	See Note 5 for further details.
(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed cash flow statements for the three-month period ended March 31, 2015, and 2014

Amounts in thousands of U.S. dollars

		For the three-month period ended March 31,
	(1)	2015	2014
I. Profit/(loss) for the period		(12,698)	(28,561)
Non-monetary adjustments		90,024	76,217

II. Profit for the period adjusted by non monetary items		77,326	47,656

III. Variations in working capital		(20,658)	(36,332)

Net interest and income tax paid		(19,291)	(11,794)

A. Net cash provided by/(used in) operating activities		37,377	(470)

Investment in contracted concessional assets		(9,194)	(26,306)
Other non-current assets/liabilities		—	(13,641)
Acquisitions of subsidiaries		(82,028)	—

B. Net cash used in investing activities		(91,222)	(39,947)

C. Net cash provided by/(used in) financing activities		(18,601)	492,509

Net increase/(decrease) in cash and cash equivalents		(72,446)	452,092

Cash and cash equivalents at beginning of the period		354,154	357,664

Translation differences in cash or cash equivalent		(14,266)	(80)

Cash and cash equivalents at end of the period		267,442	809,676

(1)	Notes 1 to 21 are an integral part of the consolidated condensed interim financial statements.

Notes to the consolidated condensed interim financial statements

Note 1.- Nature of the business

Abengoa Yield plc (‘Abengoa Yield’ or the Company) was incorporated in England and Wales as a private limited company on December 17, 2013 by Abengoa, S.A. (‘Abengoa’ or ‘the Parent’) under the name Abengoa Yield Limited. On March 19, 2014, Abengoa Yield plc was re-registered as a public limited company, under the name Abengoa Yield plc.

Abengoa Yield plc is a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water revenue-generating assets, focused on North America (United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and Europe (Spain). We also have a minority presence in Africa and we intend to expand to certain countries in the Middle East, maintaining North America, South America and Europe as our core geographies.

The Company’s larger shareholder is Abengoa, which currently owns a 51.1% stake in Abengoa Yield. Abengoa, listed on the Madrid Stock Exchange and the NASDAQ Global Select Market, is a leading engineering and clean technology company with operations in more than 50 countries worldwide that provides innovative solutions for a diverse range of customers in the energy and environmental sectors. Abengoa has developed a unique and integrated business model that applies accumulated engineering expertise to promoting sustainable development solutions.

On June 18, 2014 Abengoa Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share, resulting in gross proceeds to the Company of $720,650 thousand. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Prior to the consummation of this offering, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” ten concessional assets described below, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (“ACBH”), which is a subsidiary of Abengoa engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. As consideration for the Asset Transfer, Abengoa received a 64.3% interest in Abengoa Yield and $655.3 million in cash, corresponding to the net proceeds of the initial public offering less $30 million retained by Abengoa Yield for liquidity purposes.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

On September 22, 2014, the Company entered into an agreement with Abengoa to perform the first acquisition of assets under the ROFO Agreement (“First Dropdown Assets”). On November 18, 2014, the Company completed the acquisition of Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which includes the option to purchase such shares for one euro during a four-year term); on December 4, 2014, the Company completed the acquisition of PS10/20; and on December 29, 2014, the Company completed the acquisition of Cadonal. The total aggregate consideration for this First Dropdown Assets was $312 million. Solacor 1/2 are Solar assets located in Spain with a capacity of 100 MW, PS 10/20 are Solar assets located in Spain with a capacity of 31 MW and Cadonal is a 50 MW wind farm located in Uruguay.

On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of the Company´s ordinary shares for total gross proceeds of $327,980,000 (or $31 per share). Abengoa continues to beneficially own a majority of the Company´s outstanding shares but, as a result of such offering, reduced its stake in Abengoa Yield from approximately 64.3% to 51.1% of Abengoa Yield’s shares.

In February 2015, pursuant to the ROFO Agreement, the Company agreed to acquire a second set of assets from Abengoa (the “Second Dropdown Assets”). The Second Dropdown Assets consist of (i) a minority stake in two water desalination plants in Algeria, Honaine and Skikda, with an aggregate capacity of 10.5 million cubic feet per day; (ii) an 81-mile transmission line in Peru, ATN2; (iii) a minority stake in a solar power asset in Spain, Helioenergy 1/2, with a capacity of 100 MW; and (iv) a minority stake in a solar power asset in the United Arab Emirates, Shams, with a capacity of 100 MW:

•	On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda. Simultaneously, the Company entered into a two-year call and put option agreement with Abengoa by which it has put option rights to require Abengoa to purchase back these assets at the same price paid by the Company and Abengoa has call option rights to require the Company to sell back these assets if certain indemnities and guarantees provided by Abengoa related to past circumstances reach a certain threshold.

•	On February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2.

•	The completion of the acquisition of the 40% stake in ATN2 and the 20% stake in Shams is subject to satisfaction of customary conditions, including approvals from financing institutions and, in certain cases, from partners in joint ventures.

The portfolio of assets which are currently owned by Abengoa Yield consists of twelve renewable energy assets, a cogeneration facility, several electric transmission lines and two water desalination plants, all of which are fully operational as of today. All the assets have contracted revenues (regulated revenues in the case of the Spanish assets) with low-risk offtakers, and have an average remaining contract life of approximately 23 years as of December 31, 2014. The contracts are generally fixed-priced and pursuant to regulated rates revised based on inflation or similar types of public indexes. Over 90% of cash generated and available for distribution from these assets in the next four years is in U.S. dollars, or indexed to the U.S. dollar. Over 90% of project-level debt is hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps, or similar hedging instruments.

The following table provides an overview of our current assets (excluding our exchangeable preferred equity investment in ACBH):

Our Assets	Type	Ownership	Location	Currency(6)	Capacity (Gross)	Counterparty Credit Ratings(7)	COD	Contract Years Left

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A3/BBB+	4Q 2013	29

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BBB/A3/BBB+	4Q 2014	25

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	BBB/Baa2/BBB+	2Q 2012 & 4Q 2012	23

Solacor 1 & 2	Renewable (Solar)	74%(3)	Spain	Euro	2x50 MW	BBB/Baa2/BBB+	2Q 2012 & 4Q 2012	22

PS10/PS20(9)	Renewable (Solar)	100%	Spain	Euro	31 MW	BBB/Baa2/BBB+	1Q 2007 & 2Q 2009	19

Helioenergy 1 & 2	Renewable (Solar)	29.6%	Spain	Euro	2x50 MW	BBB/Baa2/BBB+	3Q 2011& 4Q 2011	23

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB-/Baa2/BBB-(8)	2Q 2014	19

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB-/Baa2/BBB-(8)	4Q 2014	20

ACT	Conventional Power	100%	Mexico	USD	300 MW	BBB+/A3/BBB+	2Q 2013	18

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	26

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	29

Quadra 1	Transmission line	100%	Chile	USD	43 miles	Not rated	2Q 2014	20

Quadra 2	Transmission line	100%	Chile	USD	38 miles	Not rated	1Q 2014	20

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/BBB+	4Q 2007	23

Honaine	Water	25.5%(4)	Argelia	USD	7 M ft3/day	Not rated	3Q 2012	23

Skikda	Water	34.2%(5)	Argelia	USD	3.5 M ft3/day	Not rated	1Q 2009	20

(1)	On September 30, 2013, Liberty Interactive Corporation invested $300 million in Class A membership interests in exchange for a share of the dividends and taxable loss generated by Solana. As a result of the agreement, Liberty Interactive Corporation will receive 54.06% of both dividends and taxable loss generated during a period of approximately five years; such percentage will decrease to 24.05% thereafter.
(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3. We hold a 30-year right of usufruct over the remaining shares of Solaben 2 and Solaben 3 and a call option to purchase such shares for one euro during a four-year term.
(3)	JGC Corporation, a Japanese engineering company, holds 26% of the shares in each of Solacor 1 and Solacor 2. We hold a 30-year right of usufruct over the remaining shares of Solacor 1 and Solacor 2 and a call option to purchase such shares for one euro during a four-year term.
(4)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt owns the remaining 25.5%.
(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt owns the remaining 16.83%.
(6)	Certain contracts denominated in U.S. dollars are payable in local currency.
(7)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.
(8)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(9)	PS10 and PS20 are separate special purpose vehicles with separate agreements, but they are treated as a single platform.

In addition to the assets listed above, we own a preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

All the project companies included in these consolidated condensed interim financial statements have signed with the grantor of the concession contracts of construction, operation and maintenance and they subcontract the construction of the contracted assets to Abengoa. Given that these projects (except for Palmucho, PS10 and PS20) are included within the scope of International Financial Reporting Interpretations Committee 12 (“IFRIC 12”), and given that some of them were included in the consolidated condensed interim financial statements during their construction phase, the Company recorded income and cost attributable to the construction in the consolidated condensed interim income statement in 2014. Construction revenue is recorded within “Other operating income” according to the percentage of completion method as established by International Accounting Standards 11 (“IAS 11”). Construction cost, which is fully contracted with related parties, is recorded within “Other operating expense”.

These consolidated condensed interim financial statements were approved by the Chief Executive Officer on May 8, 2015.

Note 2.- Basis of preparation

For all periods prior to the initial public offering, the combined financial statements represent the combination of the assets that Abengoa Yield acquired and were prepared using Abengoa’s historical basis in the assets and liabilities. For the purposes of the combined financial statements, the term “Abengoa Yield” represents the accounting predecessor, or the combination of the acquired businesses. For all periods subsequent to the initial public offering, the accompanying unaudited consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries. The Company has elected to account for the asset transfer to Abengoa Yield plc using the predecessor values, given that it is a transaction between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity. In addition, the Company has elected to incorporate the results of the transferred entities prior to the initial public offering as if the entities had always been consolidated and the transferred entities after the initial public offering from the acquisition date.

The combined financial statements for periods prior to the initial public offering include all revenues, expenses, assets, and liabilities attributed to the Predecessor. In addition, prior to the initial public offering, other operating expenses include an allocation of certain general and administrative services provided by Abengoa. The Company believes that by including the allocated costs, the combined condensed income statement includes a reasonable estimate of actual costs incurred to operate the business. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded company during the periods prior to the Offering or of the costs expected to be incurred in the future. In the opinion of management, the inter-company eliminations and adjustments necessary for a fair presentation of the combined condensed interim financial statements, in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) have been made.

The Company’s annual consolidated financial statements as of December 31, 2014, were approved by the Board of Directors on February 23, 2015.

These consolidated condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, ‘Interim Financial Reporting’. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the three-month period ended March 31, 2015 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2014. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the IFRS-IASB. In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Abengoa Yield’s consolidated financial statements for the year ended December 31, 2014 included in the Annual Report filed with the SEC on February 23, 2015.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Abengoa Yield, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Application of new accounting standards

a)	During the first quarter of 2015, the Company has not applied in the preparation of the consolidated condensed interim financial statements new standards, amendments or interpretations.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods after March 31, 2015:

•	Annual Improvements to IFRSs 2012-2014 cycles. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IAS 1 (Amendment) ‘Presentation of Financial Statements’. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 10 (Amendment)’ Consolidated Financial Statements’ and IAS 28 ’Investments in Associates’, regarding to sale or contribution of assets between an investor and its associate or joint venture. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB.

•	IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for periods beginning on or after 1 January 2017 under IFRS-IASB, earlier application is permitted.

•	IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding to acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

•	IFRS 10 (Amendment) ‘Consolidated financial statements, IFRS 12 ‘Disclosure of interests in Other Entities’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

•	IFRS 14 ‘Regulatory Deferral Accounts’. This standard is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

The Company is currently in the process of evaluating the impact on the consolidated condensed interim financial statements derived from the application of the new standards and amendments that will be effective for periods beginning after March 31, 2015.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on our historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our consolidated condensed interim financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated condensed interim financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at March 31, 2015, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs.

Note 3.- Financial risk management

Abengoa Yield’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Management and Finance Department, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 3 to Abengoa Yield’s consolidated financial statements as of December 31, 2014.

Note 4.- Financial information by segment

Abengoa Yield’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of March 31, 2015 the Company had the following business sectors:

Renewable energy: Our renewable energy assets include two Solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. Solana reached COD in October 2013, and Mojave reached COD in December 2014. Additionally, we own two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each. Palmatir and Cadonal respectively reached COD in May and December 2014. Finally, we own Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW and a minority stake in Helioenergy 1 and 2 with a gross capacity of 100 MW which are Solar plants located in Spain. These projects have been in operation since mid-2012 for Solaben 2 and Solacor 1 and the fourth quarter of 2012 for Solaben 3 and Solacor 2, the first quarter of 2007 for PS10, the second quarter of 2009 for PS20, the third quarter of 2011 for Helioenergy 1 and the fourth quarter of 2011 for Helioenergy 2. Solar plants in Spain receive regulated revenues under the framework for renewable projects in Spain.

Conventional power: Our conventional power asset consists of ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Our electric transmission assets include (i) two lines in Peru, ATN, and ATS, spanning a total of 931 miles; (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles. ATN reached COD in 2011 and ATS reached COD on January 17, 2014. Quadra 1 reached COD in April 2014 and Quadra 2 reached COD in March 2014. Palmucho reached COD in October 2007. In addition, we own a preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

Water: Our water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day. These projects have been in operation respectively since the third quarter of 2012 for Honaine and the first quarter of 2009 for Skikda, and receive regulated revenues under the framework for renewable projects in Algeria.

Abengoa Yield’s Chief Operating Decision Maker (CODM) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated condensed interim financial statements, and dividends received from our preferred equity investment in ACBH. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the three-month period ended March 2015 and 2014:

	Revenue		Further Adjusted EBITDA
	For the three-month period ended March 31,		For the three-month period ended March 31,
Geography	2015	2014	2015	2014
North America	$55,943	$42,855	$50,941	$37,194
South America	24,405	14,270	24,998	10,997
EMEA	37,956	6,697	23,770	2,948

Total	$118,304	$63,822	$99,709	$51,139

	Revenue		Further Adjusted EBITDA
	For the three-month period ended March 31,		For the three-month period ended March 31,
Business sectors	2015	2014	2015	2014
Renewable energy	$63,680	$20,784	$49,667	$16,578
Conventional power	31,330	28,768	26,961	23,473
Electric transmission lines	19,159	14,270	20,529	11,088
Water	4,135	—	2,552	—

Total	$118,304	$63,822	$99,709	$51,139

The reconciliation of segment Further Adjusted EBITDA with the profit/(loss) attributable to the parent company is as follows:

	For the three-month period ended March 31,
	2015	2014
Total segment Further Adjusted EBITDA	$99,709	$51,139
Depreciation, amortization, and impairment charges	(52,254)	(27,238)
Financial expense, net	(60,713)	(53,965)
Dividend from exchangeable preferred equity investment in ACBH	(4,600)	—
Share in profits/(losses) associates under the equity method	1,284	(311)
Income tax	3,876	1,814
(Profit)/Loss attributable to non-controlling interests	(1,856)	1,655

Profit/(Loss) attributable to the Company	$(14,554)	$(26,906)

b)	The assets and liabilities by operating segments (and business sector) as of March 31, 2015 and December 31, 2014, are as follows:

Assets and liabilities by geography as of March 31, 2015:

	North America	South America	EMEA	Balance as of March 31, 2015
Assets allocated
Contracted concessional assets	4,148,625	1,151,735	1,317,559	6,617,919
Investments carried under the equity method	—	—	106,292	106,292
Current financial investments	535,091	73,402	16,952	625,445
Cash and cash equivalents (project companies)	58,910	25,643	97,979	182,532

Subtotal allocated	4,742,626	1,250,780	1,538,782	7,532,188

Unallocated assets
Other non-current assets				516,611

Other current assets (including cash and cash equivalents at holding company level)				233,016

Subtotal unallocated				749,627

Total assets				8,281,815

	North America	South America	EMEA	Balance as of March 31, 2015
Liabilities allocated
Long-term and short-term project debt	2,131,579	811,056	854,049	3,796,684

Subtotal allocated	2,131,579	811,056	854,049	3,796,684

Unallocated liabilities
Long-term and short-term corporate debt				382,691
Other non-current liabilities				2,005,264
Other current liabilities				258,984

Subtotal unallocated				2,646,939

Total liabilities				6,443,623

Equity unallocated				1,838,192

Total liabilities and equity unallocated				4,485,131

Total liabilities and equity				8,281,815

Assets and liabilities by geography as of December 31, 2014:

	North America	South America	EMEA	Balance as of December 31, 2014
Assets allocated
Contracted concessional assets	4,185,638	1,159,652	1,379,888	6,725,178
Investments carried under the equity method	—	—	5,711	5,711
Current financial investments	175,339	54,012	66	229,417
Cash and cash equivalents (project companies)	49,030	37,623	112,133	198,786

Subtotal allocated	4,410,007	1,251,287	1,497,798	7,159,092

Unallocated assets
Other non-current assets				497,771
Other current assets (including cash and cash equivalents at holding company level)				307,132

Subtotal unallocated				804,903

Total assets				7,963,995

	North America	South America	EMEA	Balance as of December 31, 2014
Liabilities allocated
Long-term and short-term project debt	2,121,916	804,460	896,690	3,823,066

Subtotal allocated	2,121,916	804,460	896,690	3,823,066

Unallocated liabilities
Long-term and short-term corporate debt				378,415
Other non-current liabilities				1,675,311
Other current liabilities				247,572

Subtotal unallocated				2,301,298

Total liabilities				6,124,364

Equity unallocated				1,839,631

Total liabilities and equity unallocated				4,140,929

Total liabilities and equity				7,963,995

Assets and liabilities by business sectors as of March 31, 2015:

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of March 31, 2015
Assets allocated
Contracted concessional assets	4,977,777	641,920	892,984	105,238	6,617,919
Investments carried under the equity method	62,268	—	—	44,024	106,292
Current financial investments	425,017	110,136	73,398	16,894	625,445
Cash and cash equivalents (project companies)	124,159	30,287	14,307	13,779	182,532

Subtotal allocated	5,589,221	782,343	980,689	179,935	7,532,188

Unallocated assets
Other non-current assets					516,611
Other current assets (including cash and cash equivalents at holding company level)					233,016

Subtotal unallocated					749,627

Total assets					8,281,815

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of March 31, 2015
Liabilities allocated
Long-term and short-term project debt	2,504,119	613,626	623,004	55,935	3,796,684

Subtotal allocated	2,504,119	613,626	623,004	55,935	3,796,684

Unallocated liabilities
Long-term and short-term corporate debt					382,691
Other non-current liabilities					2,005,264
Other current liabilities					258,984

Subtotal unallocated					2,646,939

Total liabilities					6,443,623

Equity unallocated					1,838,192

Total liabilities and equity unallocated					4,485,131

Total liabilities and equity					8,281,815

Assets and liabilities by business sectors as of December 31, 2014:

	Renewable energy	Conventional power	Electric transmission lines	Balance as of December 31, 2014
Assets allocated
Contracted concessional assets	5,178,459	646,842	899,877	6,725,178
Investments carried under the equity method	5,711	—	—	5,711
Current financial investments	64,449	110,959	54,009	229,417
Cash and cash equivalents (project companies)	156,867	17,612	24,307	198,786

Subtotal allocated	5,405,486	775,413	978,193	7,159,092

Unallocated assets
Other non-current assets				497,771
Other current assets (including cash and cash equivalents at holding company level)				307,132

Subtotal unallocated				804,903

Total assets				7,963,995

	Renewable energy	Conventional power	Electric transmission lines	Balance as of December 31, 2014
Liabilities allocated
Long-term and short-term project debt	2,579,221	625,135	618,710	3,823,066

Subtotal allocated	2,579,221	625,135	618,710	3,823,066

Unallocated liabilities
Long-term and short-term corporate debt				378,415
Other non-current liabilities				1,675,311
Other current liabilities				247,572

Subtotal unallocated				2,301,298

Total liabilities				6,124,364

Equity unallocated				1,839,631

Total liabilities and equity unallocated				4,140,929

Total liabilities and equity				7,963,995

c)	The investment in contracted concessional assets and in entities under the equity method by operating segments and business sectors for the three-month periods ended March 31, 2015 and 2014 are as follows:

	Capex
	For the three-month period ended March 31,
Geography	2015	2014
North America	1,016	15,572
South America	8,178	10,798

Total	9,194	26,370

	Capex
	For the three-month period ended March 31,
Business sectors	2015	2014
Renewable energy	9,194	16,970
Electric transmission lines	—	9,400

Total	9,194	26,370

d)	The amount of depreciation and amortization expense recognized for the three-month periods ended March 31, 2015 and 2014 are as follows:

	For the three-month period ended March 31,
Depreciation and amortization by geography	2015	2014
North America	(31,885)	(16,530)
South America	(9,731)	(5,479)
EMEA	(10,638)	(5,229)

Total	(52,254)	(27,238)

	For the three-month period ended March 31,
Depreciation and amortization by business sectors	2015	2014
Renewable energy	(45,141)	(21,759)
Electric transmission lines	(7,113)	(5,479)

Total	(52,254)	(27,238)

Note 5.- Changes in the scope of the consolidated condensed interim financial statements

Second Dropdown Assets

On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda and on February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2. These acquisitions are part of the Second Dropdown Assets, which was agreed by the Company with Abengoa in February 2015 for a total purchase price of $142 million.

The Company has significant influence over Honaine and Helioenergy 1 and 2, and therefore these are accounted for using the equity method as per IAS 28 Investments in Associates in these consolidated interim financial statements. The Company has control over Skikda as per IFRS 10, Consolidated Financial Statements and therefore the latter is accounted for using the global method in these consolidated interim financial statements.

Given that Abengoa Yield is a subsidiary controlled by Abengoa, the assets acquired constitute an acquisition under common control by Abengoa and accordingly, they were recorded using Abengoa’s historical basis in the assets and liabilities of the predecessor. The difference between the cash paid and historical value of the net assets was recorded in equity. Results of operations of the assets acquired have been recorded in Abengoa Yield’s consolidated income statement since the date of the acquisition.

Impact of changes in the scope in the consolidated interim financial statements

The amount of assets and liabilities consolidated at the effective acquisition date for the aggregated change in scope is shown in the following table:

Second Asset Acquisition under ROFO Agreement
Concession assets	106,203
Investments carried under the equity method	103,311
Deferred tax asset	327
Other non-current assets	38,007
Current assets	35,853
Project debt long term	(54,606)
Project debt short term	(5,724)
Other current and non-current liabilities	(18,264)
Acquisition price of the acquired assets	(94,009)
Non-controlling interests	(76,690)

Difference recorded in equity	34,407

Had the second asset acquisition under ROFO Agreement been consolidated from January 1, 2015, the consolidated statement of comprehensive income would have included additional revenue of $2 million and additional profit after tax of $1 million.

Note 6.- Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted Concessional assets’ as of March 31, 2015 and December 31, 2014 is as follows:

	Balance as of March 31, 2015	Balance as of December 31, 2014
Contracted concessional assets cost	6,952,368	7,025,576
Amortization and impairment	(334,449)	(300,398)

Total	6,617,919	6,725,178

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10&20, which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12, are either intangible or financial assets. As of March 31, 2015, contracted concessional financial assets amount to $852,140 thousand ($750,546 thousand as of December 31, 2014).

No losses from impairment of contracted concessional assets were recorded during 2015 and 2014.

Note 7.- Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of March 31, 2015 and December 31, 2014:

	Balance as of March 31, 2015	Balance as of December 31, 2014
Evacuación Valdecaballeros, S.L.	5,675	5,711
Helioenergy Electricidad Uno, S.A.	28,948	—
Helioenergy Electricidad Dos, S.A.	27,645	—
Miyah Bahr Honaine, S.P.A.	44,024	—

Total	106,292	5,711

Note 8.- Financial investments

The detail of Non-current and Current financial investment as of March 31, 2015 and December 2014 are as follows:

	Balance as of March 31, 2015	Balance as of December 31, 2014
Other receivable accounts	139,340	105,964
Preferred equity in ACBH	251,076	263,000
Derivative assets	7,029	4,597

Total non-current financial investments	397,445	373,561

Other receivable accounts	625,445	229,417

Total current financial investments	625,445	229,417

The preferred equity investment in ACBH is an available for sale financial asset that gives the following rights:

•	During the five-year period commencing on July 1, 2014, Abengoa Yield has the right to receive, in four quarterly installments, a preferred dividend of $18,400 thousand per year;

•	Following the initial five-year period, Abengoa Yield has the option to (i) remain as preferred equity holder receiving the first $18,400 thousand in dividends per year that ACBH is able to distribute or (ii) exchange the preferred equity for ordinary shares of specific project companies owned by ACBH.

Given that Abengoa Yield has a right to receive a quarterly dividend during the upcoming five years; the Company has recorded an account receivable for a total amount of $67,374 as of March 31, 2015, corresponding to the present value of the receivable, with a credit to deferred income, in “Grants and other liabilities”. Income is recorded progressively during the next five years from July 2014, as dividend is collected. The long-term portion of the account receivable is included in “Other receivable account” within non-current financial investments.

Current Other receivable accounts primarily include the ITC Grant receivable for the Mojave project and the short-term portion of contracted concessional assets (see Note 6).

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of March 31, 2015 and December 31 2014 are as follows:

	Balance as of March 31, 2015		Balance as of December 31, 2014
	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives - cash flow hedge	7,029	178,674	4,597	168,931

All the derivatives are interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements. All derivatives are classified as Level 2 (see Note 10).

During the three-month period ended March 31, 2015, the net fair value of derivative assets and liabilities decrease resulting from the decrease in future interest rates.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $8,412 thousand in the three-month period ended March 31, 2015 (loss of $7,032 thousand in the three-month period ended March 31, 2014). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the consolidated condensed income statement for the three-month period ended March 31, 2015 and 2014 was a gain of $2,077 thousand, and a loss of $912 thousand respectively.

The after-tax losses accumulated in equity in connection with derivatives designated as cash flow hedges as of March 31, 2015, December 31, 2014 and March 31, 2014, amount to $28,528 thousand, $15,539 thousand and $55,458 thousand respectively.

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of March 31, 2015 and December 31, 2014, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the preferred equity investment in ACBH classified as Level 3.

Note 11.- Related parties

Details of balances with related parties as of March 31, 2015 and December 31, 2014 are as follows:

	Balance as of March 31, 2015	Balance as of December 31, 2014
Credit receivables (current)	23,305	29,876

Total current receivables with related parties	23,305	29,876

Credit receivables (non-current)	314,311	327,400

Total non-current receivables with related parties	314,311	327,400

Trade payables (current)	110,149	104,556

Total current payables with related parties	110,149	104,556

Trade payables (non- current)	—	21,685
Credit payables (non-current)	73,497	56,276

Total non-current payables with related parties	73,497	77,961

Receivables with related parties primarily correspond to the preferred equity investment in ACBH and its corresponding dividend (see Note 8), for $310,873 thousand as non-current and $18,400 thousand as current.

The transactions carried out by entities included in these consolidated condensed financial statements with Abengoa and with subsidiaries of Abengoa not included in the consolidated group during the three-month periods ended March 31, 2015 and 2014 have been as follows:

	For the three-month period ended March 31,
	2015	2014
Sales	3,487	594
Construction costs	—	(9,114)
Services rendered	6	502
Services received	(18,983)	(5,423)
Financial income	350	125
Financial expenses	(450)	(6,690)

Services received include operation and maintenance services received by some plants, the fee incurred by some plants under the services agreement with Abengoa, and general and administrative services. Sales relate to sale of energy by Spanish Solar plants, which are sometimes made through an Abengoa´s company acting as an agent for the plant. Financial expenses during the three-month period ended March 31, 2014 primarily relate to interest expenses on debt with related parties that were capitalized prior to the IPO.

In addition, the Company has entered into a Financial Support Agreement under which Abengoa has agreed to facilitate a new $50,000 thousand revolving credit line and maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Abengoa Yield and its affiliates for a period of five years. As of March 31, 2015, the total amount of the credit line remains undrawn.

Note 12.- Clients and other receivable

Clients and other receivable as of March 31, 2015 and December 31, 2014, consist of the following:

	Balance as of March 31, 2015	Balance as of December 31, 2014
Trade receivables	78,189	78,521
Tax receivables	38,871	36,080
Other accounts receivable	18,405	15,095

Total	135,465	129,696

As of March 31, 2015 and December 31, 2014, the fair value of clients and other receivable accounts does not differ significantly from its carrying value.

Note 13.- Equity

As of March 31, 2015, the share capital amounts to $8,000,000 represented by 80,000,000 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

On June 18, 2014 Abengoa Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share and as a result the Company raised $720,650 thousand of gross proceeds. The Company recorded $2,485 thousand as Share Capital and $682,810 thousand as Additional Paid in Capital, included in the Parent company reserves of the consolidated condensed statement of financial position as of March 31, 2015, corresponding to the total net proceeds of the offering. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Abengoa Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of our ordinary shares for total proceeds of $327,980,000 (or $31 per share). Abengoa continues to beneficially own a majority of our outstanding shares but, as a result of such offering, reduced its stake in the Company from 64.3% to 51.1% of our shares.

As of March 31, 2015, Abengoa has a 51.1% interest in Abengoa Yield.

On February 23, 2015, our Board of Directors declared a quarterly dividend corresponding to the fourth quarter of 2014 amounting to $0.2592 per share, representing $1.04 on an annualized basis. The dividend was paid on March 16, 2015.

In addition, as of March 31, 2015, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14.- Corporate debt

The breakdown of the corporate debt as of March 31, 2015 and December 31, 2014 is as follows:

	Balance as of March 31, 2015	Balance as of December 31, 2014
Non-current	376,054	376,160
Current	6,637	2,255

Total Corporate Debt	382,691	378,415

The repayment schedule for the corporate debt, as of March 31, 2015 is as follows:

Rest 2015	Between January and March 2016	Between March and December 2016	2017	2018	2019	Total
6,637	—	—	—	123,428	252,626	382,691

On November 17, 2014 we issued the Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrue annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019. In the event that we do not obtain a public credit rating for the 2019 Notes from both S&P and Moody’s prior to November 15, 2015, the interest rate per annum accruing on the 2019 Notes will increase by 0.75%, to 7.750%, on and after November 15, 2015 until the date on which we have obtained a public credit rating for the 2019 Notes from both S&P and Moody’s,

On December 3, 2014, we entered into a credit facility of up to $125,000 thousand with Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners (the “Credit Facility”). On December 22, 2014, we drew down $125,000 thousand under the Credit Facility. Loans under the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. Loans under the Credit Facility will mature on the fourth anniversary of the closing date of the Credit Facility. Loans prepaid by us under the Credit Facility may be reborrowed. The Credit Facility is secured by pledges of the shares of the guarantors which we own.

Current corporate debt corresponds to the accrued interest of the Notes and the Credit Facility.

Note 15.- Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, conventional power, electric transmission line and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in note 6 of these consolidated condensed financial statements.

Project debt is generally used to finance our contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including a greater leverage period permitted and a clearly defined risk profile.

The detail of Project debt of both non-current and current liabilities as of March 31, 2015 and December 31, 2014 is as follows:

	Balance as of March 31, 2015	Balance as of December 31, 2014
Non-current	3,437,184	3,491,877
Current	359,500	331,189

Total Project debt	3,796,684	3,823,066

The repayment schedule for Project debt, as of March 31, 2015 is as follows and is consistent with the projected cash flows of the related projects:

Rest 2015	Between January and March 2016	Between March and December 2016	2017	2018	2019	Subsequent years	Total
342,486	17,014	102,396	112,052	119,420	137,449	2,965,867	3,796,684

Note 16.- Grants and other liabilities

	Balances as of March 31, 2015	Balances as of December 31, 2014
Grants	1,389,998	1,043,837
Long-term trade payables	259,515	259,364
Deferred Income	59,800	64,400

Grant and other non-current liabilities	1,709,313	1,367,601

Grants correspond mainly to loans with interest rates below market rates for Solana and Mojave for a total amount of $542 million ($549 million as of December 31, 2014). Loans for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants. The remaining balance corresponds mainly to the ITC Grant awarded or to be awarded by the U.S. Department of the Treasury for these two projects for a total amount of $846 million. The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset. The increase in Grants was primarily due to the ITC Grant receivable recognized for the Mojave project.

As of March 31, 2015, Long-term trade payables include $239 million related to the non-current portion of the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013. The current portion is recorded in other current liabilities (see note 17).

Deferred income corresponds to the long-term portion of the deferred income from the dividend receivable from the preferred equity investment in ACBH (see Note 8).

Note 17.- Trade payables and other current liabilities

Trade payable and other current liabilities as of March 31, 2015 and December 31, 2014 are as follows:

Item	Balance as of March 31, 2015	Balance as of December 31, 2014
Trade accounts payables	38,526	54,074
Down payments from clients	6,565	5,274
Deferred Income	18,400	18,400
Suppliers of concessional assets current	90,912	81,052
Liberty (see Note 16)	67,435	63,652
Other accounts payable	21,163	8,680

Total	243,001	231,132

Suppliers of concessional assets primarily relates to Mojave, which COD took place on December 1, 2014. Trade accounts payables mainly relate to the operating and maintenance of the plants.

Other accounts payable include the short-term portion of Liberty´s investment for an amount of $67 million as of March 31, 2015 (see Note 16).

Deferred income corresponds to the short-term portion of the deferred income related to the dividend receivable from the preferred equity investment in ACBH (see Note 8).

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 18.- Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

In the three-month periods ended March 31, 2015, Income tax amounted to a $3,876 thousand benefit with respect of a loss before income tax of $16,574 thousand. In the three-month period ended March 31, 2014, Income tax amounted to a $1,814 thousand benefit with respect of a Loss before income tax of $30,375 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19.- Financial income and expenses

Financial income and expenses

The following table sets forth our financial income and expenses for the three-month period ended March 31, 2015 and 2014:

	For the three-month period ended March 31,
Financial income	2015	2014
Interest income from loans and credits	175	156
Interest rates benefits derivatives: cash flow hedges	464	-

Total	639	156

	For the three-month period ended March 31,
Financial expenses	2015	2014
Interest expense:
- Loans from credit entities	(37,999)	(30,451)
- Other debts	(18,393)	(15,484)
Interest rates losses derivatives: cash flow hedges	(6,800)	(8,394)

Total	(63,192)	(54,329)

Financial expenses have increased for the three-month periods ended March 31 2015 mainly due to interest expense from loans and credits associated with projects that have entered into operation during 2014 and the First and Second Dropdown Assets. Interest is capitalized for our intangible concession assets during the construction period and begins to be expensed upon commercial operation. Interests from other debts are primarily interest on the notes issued by ATS, ATN, Abengoa Yield plc and Liberty. Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out ‘Other net financial income and expenses” for the period ended March 31, 2015, and 2014:

	For the three-month period ended March 31,
Other financial income / (expenses)	2015	2014
Dividend ACBH (Brazil)	4,600	—
Other financial income	140	89
Other financial losses	(1,746)	(496)

Total	2,994	(407)

Other financial losses mainly include guarantees and letters of credit, wire transfers and other bank fees and other minor financial expenses.

Note 20.- Earnings per share

Basic earnings per share has been calculated by dividing the profit/(loss) attributable to equity holders by the number of shares outstanding. Diluted earnings per share equals basic earnings per share for the period presented. Basic earnings per share is only presented for periods subsequent to the initial public offering.

Item	For the three- month period ended March 31, 2015
Profit/(loss) from continuing operations attributable to Abengoa Yield Plc.	(14,554)

Profit/(loss) from discontinuing operations attributable to Abengoa Yield Plc.	—

Average number of ordinary shares outstanding (thousands) - basic and diluted	80,000
Earnings per share from continuing operations (US dollar per share) - basic and diluted	(0.18)
Earnings per share from discontinuing operations (US dollar per share) - basic and diluted	—
Earnings per share from profit for the period (US dollar per share) - basic and diluted	(0.18)

Note 21.- Subsequent events

On May 4, 2015 the Company entered into an agreement with Abengoa, to acquire four solar assets for a total amount of approximately $669 million. The transaction has been approved by Abengoa Yield’s Board of Directors with the approval of independent directors and by Abengoa’s Board of Directors. The solar assets to be acquired consist of the remaining 70% stake in Helioenergy 1/2 (a 100 MW solar complex of which Abengoa Yield already owns a 30% stake), Helios (a 100 MW solar complex) and Solnovas (a 150 MW solar complex), all in Spain, as well as a 51% stake in Kaxu, a 100 MW solar plant in South Africa. Closing of the transaction is subject to financing and obtainment of necessary waivers where required. The acquisition will be financed with $670,000 thousand proceeds of a capital increase priced Friday, May 8, at $33.14 per share, pursuant to a private placement that will result in the issuance of 20,217,260 new shares. The private placement is expected to close on May 14, 2015. Abengoa has subscribed for 51% of the newly-issued shares and will maintain its current stake in Abengoa Yield.

In addition, on May 8, 2015, the Board of Directors declared a quarterly dividend corresponding to the first quarter of 2015, amounting to $0.34 per share. This dividend is expected to be paid on or about June 15, 2015 to shareholders of record on May 29, 2015.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. Please see our Annual Report, dated February 23, 2015, for additional discussion of various factors affecting our results of operations.

The following discussion analyzes our historical financial condition and results of operations. For all periods prior to our IPO, the discussion reflects the combined financial statements of our predecessor, which represents the combination of the assets transferred by Abengoa to us immediately prior to the consummation of our IPO. For all periods subsequent to our IPO, the discussion reflects our and our subsidiaries’ consolidated results.

Cautionary Statements Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this quarterly report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this quarterly report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D—Risk Factors” in our annual report dated February 23, 2015 and the description of our segments and business sectors in the section entitled “Item 4.B—Business—Overview” in our Annual Report dated February 23, 2015 for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

•	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

•	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations;

•	Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting our businesses and growth plan;

•	Challenges in achieving growth and making acquisitions due to our dividend policy;

•	Decline in public acceptance or support of energy from renewable sources;

•	Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all;

•	Legal challenges to regulations, subsidies and incentives that support renewable energy sources;

•	Extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

•	Changes in prices, including increases in the cost of energy, natural gas, oil and other operating costs;

•	Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations;

•	Inability to replace expiring or terminated offtake agreements with similar agreements;

•	New technology or changes in industry standards;

•	Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks;

•	Reliance on third-party contractors and suppliers;

•	Risks associated with acquisitions and investments;

•	Deviations from our investment criteria for future acquisitions and investments;

•	Failure to maintain safe work environments;

•	Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants;

•	Insufficient insurance coverage and increases in insurance cost;

•	Litigation and other legal proceedings;

•	Reputational risk, including damage to the reputation of Abengoa;

•	Revocation or termination of our concession agreements;

•	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

•	Variations in market electricity prices;

•	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

•	Disruptions in our operations as a result of our not owning the land on which our assets are located;

•	Failure of our newly-constructed assets or assets under construction to perform as expected;

•	Failure to receive dividends from all project and investments;

•	Variations in meteorological conditions;

•	Disruption of the fuel supplies necessary to generate power at our conventional generation facilities;

•	Loss of senior management and key personnel and our reliance on Abengoa to supply administrative, financial, executive and other support services to us;

•	Changes to our relationship with Abengoa;

•	Failure to meet certain covenants under our financing arrangements;

•	Changes in our tax position and greater than expected tax liability; and

•	Various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report dated February 23, 2015 therein.

We caution that the important factors referenced above may not be all of the factors that are important to investors. Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

Overview

We are a total return company that owns, manages and acquires renewable energy, conventional power, electric transmission lines and water revenue-generating assets in operation, focused on North America (the United States and Mexico), South America (Peru, Chile, Uruguay and Brazil), and Europe (Spain). We also have a minority presence in Africa and we intend to expand to certain countries in the Middle East, maintaining North America, South America and Europe as our core geographies.

We are focused on high-quality, newly-constructed and long-life facilities with creditworthy counterparties that we expect will produce stable, long-term cash flows. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 23 years as of December 31, 2014. As of the date of this quarterly report, we own or have interests in 16 assets, comprising 991 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,018 miles of electric transmission lines, as well as an exchangeable preferred equity investment in ACBH. Each of the assets we own has a project-finance agreement in place.

We expect that the majority of our cash available for distribution will be in U.S. dollars, indexed to the U.S. dollar or in euros. We intend to use currency hedging contracts to maintain a ratio of 90% of our cash available for distribution denominated in U.S. dollars. Over 90% of our project-level debt is hedged against changes in interest rates through an underlying fixed rate on the debt instrument or through interest rate swaps, caps or similar hedging instruments.

With this business model, our objective is to pay a consistent and growing cash dividend to holders of our shares that is sustainable on a long-term basis. We target a payout ratio of 90% of our cash available for distribution and will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

We have signed an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in Africa, the Middle East and Asia. We refer to the contracted assets subject to the ROFO Agreement as the “Abengoa ROFO Assets.” See “Item 4.B—Business Overview—Our Growth Strategy” and “Item 7.B—Related Party Transactions—Right of First Offer” in our Annual Report dated February 23, 2015.

Based on the acquisition opportunities available to us, which include the Abengoa ROFO Assets, to the extent offered for sale by Abengoa or any investment vehicle to which Abengoa has transferred them, as well as any third-party acquisitions we pursue, we believe that we will have the opportunity to grow our cash available for distribution in a manner that would allow us to increase our cash dividends per share over time.

On November 18, 2014, we completed the acquisition of Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which includes the option to purchase such shares for one euro during a four-year term); on December 4, 2014, we completed the acquisition of PS10/20; and on December 29, 2014, we completed the acquisition of Cadonal. Together, these three First Dropdown Assets, which we agreed in September 2014 to acquire from Abengoa under the ROFO Agreement, comprise an aggregate of 131 MW of solar power generation and 50 MW of wind power generation. The total aggregate consideration for the First Dropdown Assets was $312 million.

In February 2015, pursuant to the ROFO Agreement, we agreed to acquire the Second Dropdown Assets from Abengoa. On February 3, 2015, we completed the acquisition of a 25.5% and a 34.2% stake, respectively, in the legal entities holding two water desalination plants in Algeria, Honaine and Skikda, with an aggregate capacity of 10.5 M ft3 per day. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a 100 MW solar power asset in Spain. The completion of the acquisition of the 40% stake in ATN2 and the 20% stake in Shams is subject to satisfaction of customary conditions, including approvals from financing institutions and, in certain cases, from partners in joint ventures. In the case of ATN2, the acquisition is also subject to the beginning of the generation of revenues by the project. The conditions may be waived by Abengoa and us. If the conditions are not met by June 30, 2015, with respect to any assets, each party may terminate the agreement with respect to such asset. The total aggregate consideration for the Second Dropdown Assets will be $142 million and will be financed with a portion of the proceeds of the Credit Facility and available cash.

Finally, on May 4, 2015, we entered into an agreement with Abengoa, to acquire four solar assets for a total amount of approximately $669 million. The transaction has been approved by Abengoa Yield’s board of directors with the approval of independent directors and by Abengoa’s board of directors. The solar assets to be acquired consist of the remaining 70% stake in Helioenergy 1/2 (a 100 MW complex of which Abengoa Yield already owns a 30% stake), Helios (a 100 MW solar complex) and Solnovas (a 150 MW solar complex), all in Spain, as well as a 51% stake in Kaxu, a 100 MW solar plant in South Africa. This acquisition includes the exercise of the call option in the Call Option agreement signed with Abengoa in December 2014. Closing of the transaction is subject to financing and obtainment of necessary waivers where required.

Our revenue and Further Adjusted EBITDA by geography and business sector for the three-month periods ended March 31, 2015 and 2014 are set forth in the following tables:

	Three-month period ended March 31,
Revenue by geography	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
North America	55.9	47.3%	$42.8	67.1%
South America	24.4	20.6%	14.3	22.4%
EMEA	38.0	32.1%	6.7	10.5%

Total revenue	$118.3	100.0%	$63.8	100.0%

	Three-month period ended March 31,
Revenue by business sector	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$63.7	53.8%	$20.8	32.6%
Conventional power	31.3	26.5%	28.7	45.1%
Electric transmission lines	19.2	16.2%	14.3	22.3%
Water	4.1	3.5%	—	—

Total revenue	$118.3	100.0%	$63.8	100.0%

	Three-month period ended March 31,
Further Adjusted EBITDA by geography	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$50.9	91.1%	$37.2	86.9%
South America	25.0	102.5%	11.0	76.9%
EMEA	23.8	62.6%	2.9	43.3%

Total Further Adjusted EBITDA(1)	$99.7	84.2%	$51.1	80.1%

	Three-month period ended March 31,
Further Adjusted EBITDA by business sector	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$49.7	78.0%	$16.6	79.8%
Conventional power	27.0	86.3%	23.4	81.5%
Electric transmission lines	20.5	106.8%	11.1	77.6%
Water	2.5	61.0%	—	—

Total Further Adjusted EBITDA(1)	$99.7	84.2%	$51.1	80.1%

(1)

Further Adjusted EBITDA is calculated as profit/(loss) for the year attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the Annual Consolidated Financial Statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA for the year ended December 31, 2014 includes preferred dividends by ACBH for the first time during the third and fourth quarters of 2014. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Presentation of Financial Information—Non-GAAP Financial Measures.”

Currency Presentation and Definitions

In this quarterly report, all references to “U.S. Dollar” and “$” are to the lawful currency of the United States.

Factors Affecting Our Results of Operations

Commencement of operations of projects

The comparability of our results of operations is significantly influenced by the volume of projects that become operational during a particular year. The number of projects becoming operational and the length of lead times for projects under construction significantly affect our revenue and operating profit, which makes the comparison of periods difficult.

The following table sets forth the principal projects that commenced operations during 2014 including the quarter in which operations began.

Geography Segment	Asset	Business Sector	Capacity	Status	Commercial Operation Date
North America	Mojave	Renewable energy	280 MW	Operational	4Q 2014

South America	ATS	Electric transmission	569 miles	Operational	1Q 2014
	Quadra 1	Electric transmission	43 miles	Operational	2Q 2014
	Quadra 2	Electric transmission	38 miles	Operational	1Q 2014
	Palmatir	Renewable energy	50 MW	Operational	2Q 2014

Aquisitions

On November 18, 2014, we completed the acquisition of Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which includes an option to purchase such shares for one euro during a four-year term); on December 4, 2014, we completed the acquisition of PS10/20; on December 29, 2014, we completed the acquisition of Cadonal. Solacor 1/2 has a capacity of 100 MW, PS10/20 has a capacity of 31 MW and Cadonal has a capacity of 50 MW. Solacor 1/2 and PS10/20 are solar power plants located in Spain and Cadonal is an on-shore wind farm located in Uruguay. We have consolidated the results of operations of the new assets acquired since the date of each acquisition.

In addition, on February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 M ft3 per day. Furthermore, in February 2015, we also completed the acquisition of a 29.6% stake in Helioenergy 1/2, a 100 MW solar power asset in Spain.

Finally, on May 4, 2015 we entered into an agreement with Abengoa, to acquire four solar assets. The transaction has been approved by Abengoa Yield’s board of directors with the approval of independent directors and by Abengoa’s board of directors. The solar assets to be acquired consist of the remaining 70% stake in Helioenergy 1/2 (a 100 MW solar complex of which Abengoa Yield already owns a 30% stake), Helios (a 100 MW solar complex) and Solnovas (a 150 MW solar complex), all in Spain, as well as a 51% stake in Kaxu, a 100 MW solar plant in South Africa. Closing of the transaction is subject to financing and obtainment of necessary waivers where required.

These acquisitions, and any other acquisitions we may make from time to time, will affect the comparability of our results.

Regulation

We operate in a significant number of regulated markets. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local levels. In such countries, the scope, nature, and extent of regulation may differ among the various states, regions and/or localities.

While we believe the requisite authorizations, permits, and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. See “Regulation” in our Annual Report dated February 23, 2015 for a description of the primary industry-related regulations applicable to our activities in the United States and Spain and currently in force in certain of the principal markets in which we operate.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America and South America have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars, and report their individual financial statements in U.S. dollars. Our CSP plants in Spain, Solaben 2/3, Solacor 1/2, PS 10/20 and Helioenergy 1/2 have their revenues and expenses denominated in euros.

Fluctuations in the value of foreign currencies (the euro) in relation to the U.S. dollar may affect our operating results. Impacts associated with fluctuations in foreign currency are discussed in more detail under “Quantitative and qualitative disclosure about market risk—Foreign exchange rate risk” in our Annual Report dated February 23, 2015. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates; revenue, expenses and cash flows are translated using average rates of exchange. The following table illustrates the average rates of exchange used in the case of euros:

U.S. dollar average per euro
Three-month period ended March 31, 2015	1.1264
Three-month period ended March 31, 2014	1.3704

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Please see Annual Report dated February 23, 2015 for additional discussion of various factors that affect our results of operations.

Key Performance Indicators

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	As of March 31,
Key performance indicator	2015	2014
Renewable energy
MW in operation	991	380
GWh produced	319	129
Conventional power
MW in operation	300	300
GWh produced	628	585
Availability (%)	101.7%	99.6%
Electric transmission lines
Miles in operation	1,018	969
Availability (%)	99.9%	100.0%
Water
Mft[3] in operation	10.5	—
Availability (%)	96.8%	—

MW in operation and Mft3 in operation represent total installed capacity in assets owned at the end of the period, regardless of the stake in each of the assets.

Results of Operations

The tables below illustrate our results of operations for the three-month periods ended March 31, 2015 and 2014.

(in millions of U.S. dollars)	Three-month period ended
	March 31,
	2015	2014
Revenue	$118.3	$63.8
Other operating income	18.1	20.3
Raw materials and consumables used	(12.9)	(4.5)
Employee benefit expense	(0.6)	(1.7)
Depreciation, amortization, and impairment charges	(52.3)	(27.2)
Other operating expenses	(27.8)	(26.8)

Operating profit	$42.8	$23.9

Financial income	0.6	0.2
Financial expense	(63.2)	(54.3)
Net exchange differences	(1.1)	0.6
Other financial income/(expense), net	3.0	(0.5)

Financial expense, net	$(60.7)	$(54.0)

Share of profit/(loss) of associates carried under the equity method	1.3	(0.3)

Profit/(loss) before income tax	$(16.6)	$(30.4)

Income tax benefit/(expense)	3.9	1.8

Profit/(loss) for the period	$(12.7)	$(28.6)

Profit/(loss) attributable to non-controlling interest	(1.9)	(1.7)

Profit/(loss) for the period attributable to the Company	$(14.6)	$(26.9)

Comparison of the Three-Month Periods Ended March 31, 2015 and 2014

Revenues

Revenues increased by 85.4% to $118.3 million in the three-month period ended March 31, 2015, compared with $63.8 million for the three-month period ended March 31, 2014. The increase is largely attributable to the commencement of operations of Mojave in the last quarter of 2014, as well as to the recent acquisitions of Solacor 1/2, PS 10-20 and Cadonal in the fourth quarter of 2014 and Skikda in the first quarter of 2015. In addition, Palmatir, which entered into operation in the second quarter of 2014, and ATS, Quadra 1 and Quadra 2, which entered into operation in first and second quarters of 2014, also contributed to the increase in revenues. This resulted in a net electricity production of 947 GWh and 1,018 miles of transmission lines in operation for the three-month period ended March 31, 2015, compared with 715 GWh produced and 969 miles of transmission lines in operation during the three-month period ended March 31, 2014.

Other operating income

The following table sets forth our other operating income for the three-month periods ended March 31, 2015 and 2014:

	Three-month period ended March 31,
Other operating income	2015	2014
	($ in millions)
Grants	$17.2	$9.0
Income from various services	0.9	2.2
Income from subcontracted construction services for our assets and concessions	—	9.1

Total	$18.1	$20.3

Other operating income decreased by 10.8% to $18.1 million for the three-month period ended March 31, 2015, compared with $20.3 million for the three-month period ended March 31, 2014.

The decrease was mainly due to Income from subcontracted construction services for our assets and concessions, which decreased from $9.1 million in the first quarter of 2014 to nil in the first quarter of 2015. As certain assets owned by us were under construction and subcontracted to related parties during 2014, we were required to account for income from construction services as “Other operating income” in accordance with IFRIC 12. The corresponding costs of construction were recorded within “Other operating expenses.” These amounts reflect the construction progress of the assets and concessions during the first three months of 2014. The decrease was primarily due to the completion of construction of ATS. We do not expect to have any operating income from construction activities in future periods.

This decrease was partially offset by an increase in grants. The income classified as grants is related to the financial support provided by the U.S. Administration to Solana and Mojave. The increase is due to grants in respect of Mojave, which is fully consolidated from December 2014, once the asset reached COD and was recorded under the equity method until that time.

Raw materials and consumables used

Raw materials and consumables used increased by $8.4 million to $12.9 million for the three-month period ended March 31, 2015, compared with $4.5 million for the three-month period ended March 31, 2014, primarily due to the commencement of operations of Mojave in the fourth quarter of 2014 and to the acquisitions of Solacor 1/2, PS 10-20 and Cadonal in the fourth quarter of 2014 and Skikda in the first quarter of 2015.

Employee benefits expenses

Employee benefit expenses decreased by 66.5 % to $0.6 million for the three-month period ended March 31, 2015, compared with $1.7 million for the three-month period ended March 31, 2014. This reduction is primarily due to the fact that in April 2014 all ATN employees were transferred to an entity in Abengoa excluded from the perimeter of Abengoa Yield.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 91.8% to $52.3 million for the three-month period ended March 31, 2015, compared with $27.2 million for the three-month period ended March 31, 2014. The net change was primarily due to the commencement of operations of Mojave in the fourth quarter of 2014 and to the acquisitions of Solacor 1/2, PS 10-20 and Cadonal in the fourth quarter of 2014.

Other operating expenses

The following table sets forth our other operating expenses for the three-month periods ended March 31, 2015 and 2014:

	Three-month period ended March 31,
Other operating expenses	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$0.6	0.5%	$0.3	0.5%
Repairs and maintenance	4.0	3.4%	2.6	4.1%
Independent professional services(*)	9.0	7.6%	4.7	7.4%
Supplies	2.4	2.0%	2.2	3.4%
Other external services	4.2	3.6%	2.1	3.3%
Levies and duties	4.7	4.0%	3.2	5.0%
Other expenses	2.9	2.5%	2.6	4.1%
Construction costs	—		9.1	14.3%

Total	$27.8	23.5%	$26.8	42.0%

(*)	Includes approximately $0.9 million in the first three months of 2014 of allocated costs and expenses for general and administrative services provided by Abengoa.

Other operating expenses increased by 3.7% to $27.8 million for the three-month period ended March 31, 2015, compared with $26.8 million for the three-month period ended March 31, 2014. The increase in all our operating expenses except from construction costs is mainly due to the commencement of operations of Mojave in the last quarter of 2014 and to the recent acquisitions of Solacor 1/2, PS 10-20 and Cadonal in the fourth quarter of 2014 and Skikda in the first quarter of 2015. This increase was partially offset by the decrease in construction costs from $9.1 million for the three-month period ended March 31, 2014 to nil in the three-month period ended March 31, 2015, due to the completion of construction of ATS, ACT, Quadra 1, Quadra 2 and Palmatir.

Operating profit

As a result of the above factors, operating profit increased by 79.3% to $42.8 million for the three-month period ended March 31, 2015, compared with $23.9 million for the three-month period ended March 31, 2014.

Financial income and financial expense

	Three-month period ended March 31,
Financial income and financial expense	2015	2014
	($ in millions)
Financial income	0.6	0.2
Financial expense	(63.2)	(54.3)
Net exchange differences	(1.1)	0.6
Other financial income/(expense), net	3.0	(0.5)

Financial expense, net	$(60.7)	$(54.0)

Net financial expense increased by 12.5% to $60.7 million for the three-month period ended March 31, 2015, compared with $54.0 million for the three-month period ended March 31, 2014. This increase was primarily attributable to the aforementioned change in financial expense analyzed below. In addition, Other financial income/ (expense), net increased from $0.5 million expense in the three-month period ended March 31, 2014 to $3.0 million income in the three-month period ended March 31, 2015 mainly due to the dividend from our preferred equity investment in ACBH. This dividend consists of a quarterly amount of $4.6 million which we began to receive in the third quarter of 2014.

Financial expense

The following table sets forth our financial expense for the three-month periods ended March 31, 2015 and 2014:

	Three-month period ended March 31,
Financial expense	2015	2014
	($ in millions)
Interest expense:
—Loans from credit entities	$(38.0)	$(30.4)
—Other debts	(18.4)	(15.5)
Interest rates losses derivatives: cash flow hedges	(6.8)	(8.4)

Total	$(63.2)	$(54.3)

Financial expense increased by 16.3% to $63.2 million for the three-month period ended March 31, 2015, compared with $54.3 million for the three-month period ended March 31, 2014. This increase was largely attributable to interest expense from loans and credits associated with projects that have entered into operation during 2014 and to the recent acquisitions of Solacor 1/2, PS 10-20 and Cadonal in the fourth quarter of 2014 and Skikda in the first quarter of 2015.

Interest expense also increased due to interest from the 2019 Notes issued on November 17, 2014 by Abengoa Yield plc and interest from the Credit Facility closed on December 3, 2014, also by Abengoa Yield plc.

Interests from other debts are primarily interest on the notes issued by ATS, ATN and Abengoa Yield plc, as well as interest expense from Liberty. Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Profit/(loss) before income tax

As a result of the above factors, we reported a loss before income taxes amounting to $16.6 million for the three-month period ended March 31, 2015, compared with a loss of $30.4 million for the three-month period ended March 31, 2014.

Share of profit/(loss) of associates carried under the equity method

Share of profit/(loss) of associates carried under the equity method increased from a loss of $0.3 in the three-month period ended March 31, 2014 to a profit of $1.3 million in the three-month period ended March 31, 2015 mainly due to the acquisition of a 25.5% stake in Honaine and a 29.6% stake in Helioenergy 1/2 in February 2015. These entities are recorded as associates under the equity method.

Income tax benefit/(expense)

The effective tax rate for the periods presented has been established based on Management’s best estimates. In the three-month period ended March 31, 2015, Income tax amounted to a $3.9 million benefit with respect of a loss before income tax of $16.6 million. In the three-month period ended March 31, 2014, Income tax amounted to a $1.8 million benefit with respect of a Loss before income tax of $30.4 million. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Profit/(loss) attributable to non-controlling interests

Results attributable to non-controlling interests increased from a $1.7 million profit in the three-month period ended March 31, 2014 to a $1.9 million profit in the three-month period ended March 31, 2015 mainly due to the acquisition of Solacor 1/2 in the fourth quarter of 2014, in which we have a 74% stake.

Profit/(loss) attributable to the parent company

As a result of the above factors, loss attributable to the parent company amounted to $14.6 million for the three-month period ended March 31, 2015, compared with a loss attributable to the parent company of $26.9 million for the three-month period ended March 31, 2014.

Total comprehensive income/(loss) attributable to the Company

Total comprehensive loss attributable to the Company increased to $81.5 million for the three-month period ended March 31, 2015 compared with a loss of $45.9 million for the three-month period ended March 31, 2014, mainly due to currency translation differences resulting from a depreciation of the Euro with respect to the US dollar from December 31, 2014 to March 31, 2015.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located:

•	North America;

•	South America; and

•	EMEA.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable Energy, which includes our activities related to the production electricity from concentrating solar power and wind plants;

•	Conventional Power, which includes our activities related to the production of electricity and steam from natural gas;

•	Electric Transmission, which includes our activities related to the operation of electric transmission lines; and

•	Water, which includes our activities related to desalination plants and activities related to the production and distribution of potable water we expect to extend into the future.

As a result we report our results in accordance with both criteria.

Revenue and Further Adjusted EBITDA by geography and business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the three-month periods ended March 31, 2015 and 2014, by geographic region:

	Three-month period ended March 31,
Revenue by geography	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$55.9	47.3%	$42.8	67.1%
South America	24.4	20.6%	14.3	22.4%
EMEA	38.0	32.1%	6.7	10.5%

Total revenue	$118.3	100.0%	$63.8	100.0%

	Three-month period ended March 31,
Further Adjusted EBITDA by geography	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$50.9	91.1%	$37.2	86.9%
South America	25.0	102.5%	11.0	76.9%
EMEA	23.8	62.6%	2.9	43.3%

Total Further Adjusted EBITDA	$99.7	84.2%	$51.1	80.1%

	Volume sold
	Three-month period ended March 31,
Geography	2015	2014
North America (GWh)	801	697
South America (miles in operation)	1,018	969
South America (GWh)	59	—
EMEA (GWh)	87	18

North America. Revenues increased by 30.6% to $55.9 million for the three-month period ended March 31, 2015, compared with $42.8 million for the three-month period ended March 31, 2014. The increase was primarily due to the commencement of operations of Mojave, which reached COD in the last quarter of 2014. As a result, Further Adjusted EBITDA increased to $50.9 million for the three-month period ended March 31, 2015 compared with $37.2 million for the three-month period ended March 31, 2014. Higher margins are due in part to the effect of income from U.S. grants.

South America. Revenue increased by $10.1 million to $24.4 million for the three-month period ended March 31, 2015, compared with $14.3 million for the three-month period ended March 31, 2014. The increase was mostly attributable to the commencement of operations of ATS and Quadra 2 in the first quarter of 2014 and Quadra 1 in the second quarter of 2014. Thus, Further Adjusted EBITDA amounted to $25.0 million for the three-month period ended March 31, 2015, which represents an increase of $14.0 million as compared with the three-month period ended March 31, 2014. Further Adjusted EBITDA margin has increased as a result of dividends received from our preferred equity investment in ACBH which we began to receive in the third quarter of 2014.

EMEA. Revenue increased by $31.3 million, from $6.7 million in the three-month period ended March 31, 2014 to $38.0 million in the three-month period ended March 31, 2015. The increase was mostly attributable to the acquisitions of Solacor 1/2 and PS10/20 in the fourth quarter of 2014 and, to a lesser extent, to the acquisition of Skikda in the first quarter of 2015. Solar plants in Spain also contributed to the increase in revenues thanks to better solar radiation levels in the first quarter of 2015. As a result of this, Further Adjusted EBITDA increased to $23.8 million for the three-month period ended March 31, 2015, compared with $2.9 million for the same period in 2014.

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the three-month periods ended March 31, 2015 and 2014 by business sector:

	Three-month period ended March 31,
Revenue by business sector	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$63.7	52.8%	$20.8	32.6%
Conventional power	31.3	26.5%	28.7	45.1%
Electric transmission lines	19.2	16.2%	14.3	22.3%
Water	4.1	3.5%	—	—

Total revenue	$118.3	100.0%	$63.8	100.0%

	Three-month period ended March 31,
Further Adjusted EBITDA by business sector	2015		2014
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$49.7	78.0%	$16.6	79.8%
Conventional power	27.0	86.3%	23.4	81.5%
Electric transmission lines	20.5	106.8%	11.1	77.6%
Water	2.5	61.0%	—	—

Total Further Adjusted EBITDA	$99.7	84.2%	$51.1	80.1%

	Volume sold
	Three-month period ended March 31,
Business Sectors	2015	2014
Renewable Energy (GWh)	319	129
Conventional power (GWh)	628	585
Electric transmission (miles in operation)	1,018	969

Renewable energy. Revenue increased by 206.3% to $63.7 million for the three-month period ended March 31, 2015, compared with $20.8 million for the three-month period ended March 31, 2014 mainly due to the acquisition of Solacor 1/2, PS 10/20 and Cadonal in the fourth quarter of 2014. The increase was also attributable to the commencement of operations of Mojave and Palmatir, which reached COD in the last quarter of 2014 and in the second quarter of 2014, respectively. Finally revenues in solar plants in Spain also increased thanks to a better solar radiation levels than in the first quarter of 2014. The average installed capacity increased by 611 MW compared to the first quarter of 2014, driving total capacity to 991 MW as of March 31, 2015. This resulted in a net electricity production of 319 GWh for the three-month period ended March 31, 2015 compared with 129 GWh produced during the three-month period ended March 31, 2014. Further Adjusted EBITDA amounted to $49.7 million for the three-month period ended March 31, 2015, which represented an increase of $33.1 million with respect to the three-month period ended March 31, 2014, mainly due to the effect of above mentioned factors.

Conventional power. Revenue increased by 9.1% to $31.3 million for the three-month period ended March 31, 2015, compared with $28.7 million for the three-month period ended March 31, 2014. The increase was due to an excellent operational performance, with availability levels above the contractual requirements. This resulted in net electricity production of 628 GWh for the three-month period ended March 31, 2015 compared to 585 GWh for the three-month period ended March 31, 2014. As a consequence, Further Adjusted EBITDA increased to $27.0 million for the three-month period ended March 31, 2015, from $23.4 million for the three-month period ended March 31, 2014.

Electric transmission lines. Revenue increased by 34.2.% to $19.2 million for the three-month period ended March 31, 2015, compared with $14.3 million for the three-month period ended March 31, 2014. The increase was mostly attributable to the commencement of operations of ATS and Quadra 2 in the first quarter of 2014, and Quadra 1 during the second quarter of 2014. All assets have been operating with very high levels of availability during the first quarter of 2015. Thus, Further Adjusted EBITDA amounted to $20.5 million for the three-month period ended March 31 2015, an increase of $19.4 million compared with the three-month period ended March 31, 2014. Further Adjusted EBITDA margin has increased as a result of dividends received from our preferred equity investment in ACBH which we began to receive in the third quarter of 2014.

Water. Revenue in water sector amounted to $4.1 million for the three-month period ended March 31, 2015 and Further Adjusted EBITDA amounted to $2.5 million for the three-month period ended March 31, 2015 as a result from the acquisition of Skikda during the first quarter of 2015.

Liquidity and Capital Resources

The liquidity and capital resources discussion which follows contains certain estimates as of the date of this quarterly report of our sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report. See “Cautionary Statements Regarding Forward-Looking Statements.”

In addition, these estimates reflect assumptions of our management as of the time that they were prepared as to certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such. None of us, or our board of directors, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise, or correct these estimates, except as otherwise required by law, including if the estimates are or become inaccurate (even in the short-term).

The inclusion in this quarterly report of these estimates should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as material information of ours. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Abengoa Yield contained in this quarterly report. None of us, or our board of directors, advisors, officers, directors or representatives has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See “Item 3.D—Risk Factors” in our Annual Report dated February 23, 2015.

Our principal liquidity requirements are to service our debt, pay cash dividends to investors and acquire new companies and operations. Historically, our predecessor operations were largely financed by internally generated cash flows as well as corporate and/or project-level borrowings to satisfy capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In addition, during the fourth quarter of 2014, we issued the 2019 Notes and entered into the Credit Facility. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report dated February 23, 2015 and other factors may also significantly impact our liquidity.

Our principal liquidity and capital requirements consist of the following:

•	debt service requirements on our existing and future debt;

•	cash dividends to investors; and

•	acquisitions of new companies and operations (see “Item 4.B—Business Overview—Our Growth Strategy” in our Annual Report dated February 23, 2015).

Liquidity position

As of March 31, 2015, our cash and cash equivalents at the project company level were $182.5 million as compared with $198.7 million as of December 31, 2014. In addition, our cash and cash equivalents at the Abengoa Yield plc level were $84.9 million as of March 31, 2015 compared with $155.4 million as of December 31, 2014.

On November 17, 2014 we issued the 2019 Notes in an aggregate principal amount of $255 million. The 2019 Notes accrue annual interest of 7.000% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019. In the event that we do not obtain a public credit rating for the 2019 Notes from each of S&P and Moody’s prior to November 15, 2015, the interest rate per annum accruing on the 2019 Notes will increase by 0.75%, to 7.750%, on and after November 15, 2015 until the date on which we have obtained a public credit rating for the 2019 Notes from each of S&P and Moody’s.

On December 3, 2014, we entered into the Credit Facility in the total amount of up to $125 million. On December 22, 2014, we drewdown $125 million under the Credit Facility. Loans under the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. Loans under the Credit Facility will mature on the fourth anniversary of the closing date of the Credit Facility. Loans prepaid by us under the Credit Facility may be reborrowed. The Credit Facility is secured by pledges of the shares of the guarantors which we own.

The proceeds of the 2019 Notes and the proceeds of the Credit Facility were used to finance the acquisition of the First Dropdown Assets, for a total amount of $312 million, and the portion of the Second Dropdown Assets which has already closed, for an amount of $94 million, which has been paid to Abengoa. We expect to use the balance to finance the pending amount of the Second Dropdown Assets and for general corporate purposes.

Acquisitions

On September 22, 2014, pursuant to the ROFO Agreement with Abengoa, we agreed to acquire the First Dropdown Assets for a total aggregate consideration of $312 million. The renewable energy assets that we acquired consist of PS10/20 and the 30-year usufruct of the economic and political rights over the shares of Solacor 1/2 (with an option to purchase such shares for one euro during a four-year term), solar power assets located in Spain with a combined capacity of 131 MW, and Cadonal, a 50 MW wind farm located in Uruguay.

In February 2015, pursuant to the ROFO Agreement, we agreed to acquire the Second Dropdown Assets from Abengoa, which comprise an aggregate of 200 MW of solar power generation, 10.5 M ft3 per day of water desalination and an 81-mile transmission line. The Second Dropdown Assets consist of (i) a 25.5% and a 34.2% stake, respectively, in the legal entities holding two water desalination plants in Algeria, Honaine and Skikda, with an aggregate capacity of 10.5 M ft3 per day; (ii) a 40% stake in an 81-mile transmission line in Peru, ATN2; (iii) usufruct rights over a 29.6% stake in the legal entity holding a solar power asset in Spain, Helioenergy 1/2, with a capacity of 100 MW; and (iv) a 20% stake in the legal entity holding a solar power asset in the United Arab Emirates, Shams, with a capacity of 100 MW. On February 3, 2015, we completed the acquisition of the 25.5% stake in Honaine and the 34.2% stake in Skikda and on February 23, 2014, we completed the acquisition of the 29.6% stake in in Helioenergy 1/2. The completion of the acquisition of the 40% stake in ATN2 and the 20% stake in Shams is subject to satisfaction of customary conditions, including approvals from financing institutions and, in certain cases, from partners in joint ventures. In the case of ATN2, the acquisition is also subject to the beginning of the generation of revenues by the project, unless such conditions are waived by Abengoa and us. If the conditions are not met by June 30, 2015, each party may terminate the agreement. The total aggregate consideration for the Second Dropdown Assets amounts to $142 million, of which $94 million has already been paid.

The First Dropdown Asset acquisition and the closed portion of the Second Dropdown Asset acquisition have been financed with the proceeds of the 2019 Notes and the Credit Facility, and we expect to finance the remaining portion of the Second Dropdown with the remaining proceeds.

In addition, on May 4, 2015 we entered into an agreement with Abengoa, to acquire four solar assets for a total amount of approximately $669 million. The transaction has been approved by Abengoa Yield’s board of directors with the approval of independent directors and by Abengoa’s board of directors. The solar assets to be acquired consist of the remaining 70% stake in Helioenergy 1/2 (a 100 MW solar complex of which Abengoa Yield already owns a 30% stake), Helios (a 100 MW solar complex) and Solnovas (a 150 MW solar complex), all in Spain, as well as a 51% stake in Kaxu, a 100 MW solar plant in South Africa. Closing of the transaction is subject to financing and obtainment of necessary waivers where required.

The acquisition will be financed with $670 million proceeds of a capital increase priced Friday, May 8, at $33.14 per share, pursuant to a private placement that will result in the issuance of 20,217,260 new shares. The private placement is expected to close on May 14, 2015. Abengoa has subscribed for 51% of the newly-issued shares and will maintain its current stake in Abengoa Yield.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, given market conditions. Any issuance of equity securities would require waivers in some of our project-level financings if it results in Abengoa becoming a minority shareholder. Our financing agreements consist mainly of the project-level financings for our various assets, the 2019 Notes and the Credit Facility.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

Furthermore, on June 13, 2014, we entered into a Financial Support Agreement under which Abengoa has agreed to facilitate a new $50 million revolving credit line and maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of us and our affiliates for a period of five years. As of the date of this quarterly report, the total amount of the credit line remained undrawn.

We believe that our existing liquidity position and cash flows from operations will be sufficient to meet our requirements and commitments for the next twelve months, to finance growth and to distribute dividends to our investors. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our financing agreements will be adequate to meet our future liquidity needs for at least the next twelve months.

Cash dividends to investors

We intend to distribute to holders of our shares in the form of a quarterly distribution all of the cash available for distribution that is generated each quarter, less interest expense and reserves for the prudent conduct of our business. The cash available for distribution is likely to fluctuate, and in some cases significantly, from quarter to quarter as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules and other factors.

On November 14, 2014, we announced that our board of directors declared the first quarterly dividend corresponding to the third quarter of 2014 amounting to $0.2592 per share, representing $1.04 on an annualized basis. The dividend was paid on December 15, 2014, together with pro-rata dividend corresponding to the period from our IPO on June 12, 2014 until June 30, 2014, amounting to $0.0370 per share, resulting in a total payment of $0.2962 to shareholders of record as of November 28, 2014. On February 23, 2015, our board of directors approved a quarterly dividend corresponding to the fourth quarter of 2014 amounting to $0.2592 per share, representing $1.04 on an annualized basis. The dividend was paid on March 16, 2015, to shareholders of record as on February 28, 2014.

On May 8, 2015, our board of directors approved a quarterly dividend corresponding to the first quarter of 2015 amounting to $0.34 per share, representing $1.36 on an annualized basis. We expect this dividend to be paid on or about June 15, 2015 to shareholders of record as on May 29, 2015.

Cash Flow

The following table sets forth consolidated cash flow data for the three-month periods ended March 31, 2015 and 2014:

Consolidated Cash Flow Statement

(in millions of U.S. dollars)	Three-month period ended March 31,
	2015	2014
Gross cash flows from operating activities
Profit for the period	(12.7)	28.6
Adjustments to reconcile after-tax profit to net cash generated by operating activities	90.0	76.2

Profit for the period adjusted by non-monetary items	77.3	47.7

Net interest and taxes paid	(19.3)	(11.8)
Variations in working capital	(20.6)	(36.3)

Total net cash flow provided by (used in) operating activities	37.4	(0.5)

Total net cash flows used in investing activities	(91.2)	(39.9)

Net cash flows (used in)/ generated by finance activities	(18.6)	492.5

Net increase/(decrease) in cash and cash equivalents	(72.4)	452.1
Cash and cash equivalents at the beginning of the period	354.2	357.7
Currency translation difference on cash and cash equivalents	(14.3)	(0.1)

Cash and cash equivalents at the end of the period	267.5	809.7

Net cash flows from operating activities

Net cash flow provided by operating activities was $37.4 million compared with $0.5 million net cash used for operating activities in the three-month period ended March 31, 2014. During the three-month period ended March 31, 2015, profit adjusted by non-monetary items was $77.3 million compared to $47.7 million in the three-month period ended March 31, 2014. The increase was mainly due to the commencement of operations of several projects during 2014, which are now generating positive Further Adjusted EBITDA (ATS and Quadra 2 in the first quarter, Palmatir and Quadra 1 in the second quarter and Mojave in the fourth quarter) as well as to the recent acquisitions of Solacor 1/2, PS 10-20 and Cadonal in the fourth quarter of 2014 and Skikda in the first quarter of 2015. Net interest and taxes paid increased also as a result of the commencement of operations of projects and to the acquisitions referred to above. The decrease in working capital in the three-month period ended March 31, 2015 was mainly a result of an increase in our short-time financial investments. The decrease in working capital in 2014 is related to the end of the construction phase of several projects.

Net cash used in investing activities

For the three-month period ended March 31, 2015, net cash used in investing activities amounted to $91.2 million and corresponded mainly to the partial payment of the Second Dropdown Assets, net of the existing cash in the project companies acquired. In the three-month period ended March 31, 2014, net cash used in investing activities, amounting to $39.9 million, was mainly related to payments for the investment in the assets which were under construction during that period.

Net cash (used in)/ generated from financing activities

Net cash used in financing activities in the three-month period ended March 31, 2015 amounted to $18.6 million and was mainly related to the dividend paid during the quarter for $20.7 million.

For the three-month period ended March 31, 2014, net cash flow from financing activities was $492.5 million. The net cash generated from financing activities during the three-month period ended March 31, 2014 related primarily to the ITC Cash Grant payment awarded to Solana by the U.S. Department of the Treasury, which was used on April 2, 2014 to fully repay the short-term tranche of Solana’s loan with the Federal Financing Bank. In addition, net cash generated from financing activities in the three-month period ended March 31, 2014 included net proceeds from non-recourse financing of $15.1 million and proceeds from related parties and other financing of $13.4 million. The net cash used in financing activities during the first three months of 2014 related mostly to the construction of ACT, Mojave and ATS.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates. None of the derivative contracts signed has an unlimited lose exposure.

Foreign exchange rate risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations. Consequently, there were no forward sale contracts signed as of March 31, 2015 or as of December 31, 2014.

Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of December 31, 2014, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2043 and average guaranteed interest rates of between 2.75% and 6.32%.

•	project debt in euro: between 80% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.13% and 4.75%.

In connection with our interest rate derivative positions, the most significant impact on our consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our combined income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of December 31, 2014, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $271,000 (a loss of $195,000 in 2013 and a profit of $296,000 in 2012) and an increase in hedging reserves of $24.2 million ($16.3 million in 2013 and $24.0 million in 2012). The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

We consider that we have limited credit risk with clients as revenues are derived from power purchase agreements and other revenue contracted agreements with electric utilities and state-owned entities.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through non-recourse debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Item 4.	Controls and Procedures

Not applicable.

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings we are not able to predict their ultimate outcomes, some of which may be unfavorable to us.

Item 1A.	Risk Factors

There have been no material changes to the risk factors disclosed in our Annual Report filed with the SEC on February 23, 2015.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

On May 8, 2015, we entered into an agreement to sell 20,217,260 ordinary shares to certain institutional investors for aggregate gross proceeds of $670 million. The sale of the ordinary shares was made in reliance on Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). Each purchaser represented that it was an “accredited investor,” as defined under Rule 501 promulgated under the Securities Act. The issuance of the 20,217,260 ordinary shares is expected to occur on May 14, 2015.

Use of proceeds from the Sale of Registered Securities

On June 18, 2014, Abengoa Yield completed its initial public offering of 28,577,500 ordinary shares of at a price of $29.00 per share for an aggregate offering price of approximately $828.7 million before fees, including the over-allotment shares. The offer and sale of all of the shares in the offering were registered under the Securities Act pursuant to a Registration Statement on Form F-1 (File No. 333-194970), which was declared effective by the SEC on June 12, 2014. Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as book-running managers for the initial public offering and as representatives of the underwriters. The initial public offering commenced on June 12, 2014 and terminated after the sale of all of the shares offered. Abengoa Yield received aggregate net proceeds from the initial public offering of approximately $685.3 million, after deducting underwriting discounts and commissions and considering the reimbursement of certain expenses by the underwriters.

On June 18, 2014, we distributed all of the net proceeds from the initial public offering, less $30 million to strengthen our liquidity position, to Abengoa, as part of the consideration paid to Abengoa in connection with the Asset Transfer.

There has been no material change in the planned use of proceeds from our initial public offering as described in our final prospectus filed with the SEC on June 16, 2014 pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: May 11, 2015